UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Five Star Quality Care, Inc.
(Name of Issuer)

Common Stock - $0.01 par value
(Title of Class of Securities)

33832D 10 6
(CUSIP Number)

October 28, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[**x**] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No.   33832D 10 6

1. Names of Reporting Persons.
Robert E. Robotti
I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3. SEC Use Only

4. Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	
	5. Sole Voting Power: -0-
	6. Shared Voting Power: 410,805
	7. Sole Dispositive Power: -0-
	8. Shared Dispositive Power: 410,805

9. Aggregate Amount Beneficially Owned by Each Reporting Person
410,805

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

11. Percent of Class Represented by Amount in Row (9)
4.8%

12. Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G

CUSIP No.   33832D 10 6

---

1. Names of Reporting Persons.
   Robotti & Company, LLC
   I.R.S. Identification Nos. of above persons (entities only).
   65-1191188

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

---

3. SEC Use Only

---

4. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: -0-
	6. Shared Voting Power: 20,080
	7. Sole Dispositive Power: -0-
	8. Shared Dispositive Power: 20,080

---

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   20,080

---

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

---

11. Percent of Class Represented by Amount in Row (9)
    .24%

---

12. Type of Reporting Person (See Instructions)
    CO, BD

Page 3 of 9 pages

SCHEDULE 13G

CUSIP No.   33832D 10 6

1. Names of Reporting Persons.
    Robotti & Company Advisors, LLC
    I.R.S. Identification Nos. of above persons (entities only).
    65-1191484

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b) X

3. SEC Use Only

4. Citizenship or Place of Organization
      New York

Number of Shares Beneficially Owned by Each Reporting Person With	
5.	Sole Voting Power: -0-
6.	Shared Voting Power: 250,725
7.	Sole Dispositive Power: -0-
8.	Shared Dispositive Power: 250,725

9. Aggregate Amount Beneficially Owned by Each Reporting Person
      250,725

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

11. Percent of Class Represented by Amount in Row (9)
      2.94%

12. Type of Reporting Person (See Instructions)
      CO, IA

SCHEDULE 13G

CUSIP No.   33832D 10 6

1. Names of Reporting Persons.
   The Ravenswood Investment Company, L.P.
   I.R.S. Identification Nos. of above persons (entities only).
   11-2474002

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) X

3. SEC Use Only

4. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
5. Sole Voting Power: -0-	
6. Shared Voting Power: 140,000	
7. Sole Dispositive Power: -0-	
8. Shared Dispositive Power: 140,000	

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   140,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

11. Percent of Class Represented by Amount in Row (9)
    1.6%

12. Type of Reporting Person (See Instructions)
    PN

Page 5 of 9 pages

SCHEDULE 13G

Item 1. (a) Name of Issuer

        Five Star Quality Care, Inc.

Item 1. (b) Address of Issuer's Principal Executive Offices

        400 Centre Street, Newton, Massachusetts 02458

Item 2. (a) Name of Person Filing

        This statement is filed by:

(i)	Robert E. Robotti, a United States citizen ("Robotti"); and
(ii)	Robotti & Company, LLC, a New York corporation ("Robotti & Company"); and
(iii)	Robotti & Company Advisors, LLC, a New York corporation (Robotti Advisors"); and
(iv)	The Ravenswood Investment Company, L.P., a New York limited partnership ("Ravenswood")

Item 2. (b) Address of Principal Business Office or, if none, Residence

        c/o Robotti & Company, Incorporated
        52 Vanderbilt Avenue, Suite 503, New York, New York 10017-3808

Item 2. (c) Citizenship

        See Item 2(a)

Item 2. (d) Title of Class of Securities

        Common Stock - $0.01 par value (the "Security")

Item 2. (e) CUSIP Number

        33832D 10 6

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[X]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3 (a)(6) of the Exchange Act
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[X]	An investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1 (b) (1)(ii)(J)

SCHEDULE 13G

Item 4. Ownership.

(a) Robert E. Robotti shares beneficial ownership of 410,805 shres of the Security through the following

- his ownership of Robotti & Company, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and his ownership of Robotti Advisors, an investment advisor in accordance with Rule 13d-1 (b)(1)(ii)(E), by virtue of the investment discretion Robotti & Company has over the accounts of its brokerage customers and by virtue of the investment discretion Robotti Advisors has over the accounts of its advisory clients, which holds an aggregate of 260,805 shares of the Security; and
- the IRA of his wife, Suzanne Robotti, which holds 10,000 shares of the Security with Robotti & Company; and
- his position as Managing Member of Ravenswood Management Company, L.L.C., which serves as the General Partner of Ravenswood, which owns 140,000 shares of the Security.

(b) The aggregate amount of the Security beneficially owned by Robert E. Robotti is 4.8% of the total outstanding shares of 8,513,634 common stocks, as per the Issuer's most recent 10-Q dated August 14, 2003.

(c) (i) Mr. Robotti does not have the sole power to vote or direct the vote of any of the shares of the Security.

   (ii) Mr. Robotti shares the power to vote or direct the vote of the shares of the Security as follows:
- he shares with Robotti & Company and its brokerage customers along with, Robotti Advisors and its advisory clients the power to vote or direct the vote of 260,805 shares of the Security; and
- he shares with Suzanne Robotti the power to vote or direct the vote of 10,000 shares of the Security; and
- he shares with the other Managing Member of Ravenswood Management Company, L.L.C., which serves as the General Partner of Ravenswood the power to vote or direct the vote of 140,000 shares of the Security.

   (iii) Mr. Robotti does not have the sole power to dispose or to direct the disposition of any of the shares of the Security.

   (iv) Mr. Robotti shares the power to dispose or to direct the disposition of the shares of the Security as follows:
- he shares with Robotti & Company and its brokerage customers and Robotti Advisors and its advisory clients the power to dispose or to direct the disposition of 260,805 shares of the Security; and
- he shares with Suzanne Robotti the power to dispose or to direct the disposition of 10,000 shares of the Security; and
- he shares with the other Managing Member of Ravenswood Management Company, L.L.C., which serves as the General Partner of Ravenswood the power to dispose or to direct the disposition of 140,000 shares of the Security.

SCHEDULE 13G

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [**X**].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2003

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti

Robotti & Company, LLC
Robotti & Company Advisors, LLC

By: Robotti & Company, Incorporated
      Parent Holding Company of
      Robotti & Company, LLC and
      Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: President and Treasurer of
      Robotti & Company, Incorporated

The Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, LLC
      General Partner of
      The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti
      Robert E. Robotti
      Title: Managing Member of
      Ravenswood Management Company, LLC